November 12, 2019

Zhanchang Xin
Chief Executive Officer
Qilian International Holding Group Ltd
Jiuquan Economic and Technological Development Zone
Jiuquan City, Gansu Province
People's Republic of China

       Re: Qilian International Holding Group Ltd
           Registration Statement on Form F-1
           Filed November 4, 2019
           File No. 333-234460

Dear Mr. Xin:

       We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our September 23, 2019 letter.

Registration Statement on Form F-1

Prospectus Summary
Our History and Corporate Structure, page 7

1. We note your response to comments 3 and 6. Please clarify whether Gansu QLS or any of its subsidiaries are restricted in the amount of capital they are able to contribute to WFOE or the amount of capital they are able to repatriate from WFOE as a result of non-
       compliance with PRC SAFE Circular 37.
Selected Financial Data, page 10

2. We note that your basic and diluted earnings per ordinary share, weighted average shares,
 Zhanchang Xin
FirstName LastNameZhanchang Xin
Qilian International Holding Group Ltd
Comapany 12, 2019
November NameQilian International Holding Group Ltd
November 12, 2019 Page 2
Page 2
FirstName LastName
         and shares issued and outstanding on pages 10 and 11 are not consistent with that disclosed in your interim unaudited financial statements. Please revise to consistently disclose the effects of your reverse stock split and ordinary share increase retroactively to the earliest period presented throughout your filing.
Risk Factors
Risks Related to the Offering and Our Ordinary Shares
Our choice of forum provisions in our Articles of Associates may limit , page
21

3. We note your disclosure on pages 21 and 109 that your Articles of Association includes an exclusive forum provision. However, your Form of Amended and Restated Memorandum and Articles of Association filed as Exhibit 3.3 does not appear to have an exclusive forum provision. Please tell us whether the Restated Memorandum and Articles of
         Association filed as Exhibit 3.3 will become effective prior to the close of the offering, and, if so, please revise your disclosure so that it is consistent with Exhibit 3.3.
Business
Research and Development
R&D Achievements, page 77

4. We note your disclosure that the cooperation agreement between Gansu QLS and the
         Wuxi Company has expired. However, we note that the agreement provided that the applied intellectual properties developed pursuant the cooperation agreement are equally owned by the Gansu QLS and the Wuxi Company and that "[i]f either Gansu QLS or the
         Wuxi Company utilizes such intellectual properties on the reformation of other strains, it shall pay royalty fees to the other party and the research and development achievements from such reformation activities shall be jointly owned by both parties." Please tell us whether the obligation to pay royalty fees to the other party is still in effect even though the cooperation agreement has expired, and please disclose whether any material intellectual properties are jointly owned with the Wuxi Company, and, if so, what affect this could have on the company's business.
Principal Shareholders, page 96

5. We note your revised disclosure on page 96 that following the completion of this offering, your directors and executive officers will hold 61.67% of the issued and outstanding ordinary shares. Please revise your prospectus summary to disclose that your directors and executive officers will hold 61.67% of the issued and outstanding ordinary shares and add a risk factor that addresses the risks associated with the concentration of your beneficial ownership among your directors and executive officers.
Exhibit Index, page 129

6. Please have counsel revise Exhibit 5.1 to provide an opinion of legality regarding the ordinary shares underlying the underwriter's warrants.
 Zhanchang Xin
Qilian International Holding Group Ltd
November 12, 2019
Page 3
Report of Independent Registered Public Accounting Firm, page F-1

7. We note your amended audit report has revised the dates for notes 11 and 13 to November
         1, 2019 for your recent reverse stock split and other transactions. We also note that note
         14 for subsequent events still remains dated September 6, 2019. Please confirm that your auditors will file a revised consent and audit report to also update the subsequent events footnote prior to filing effectiveness.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Bonnie Baynes at 202-551-4924 or Sharon Blume at 202-551-3474 if
you have questions regarding comments on the financial statements and related matters. Please contact Sonia Bednarowski at 202-551-3666 or Dietrich King at 202-551-8071 with any other questions.



FirstName LastNameZhanchang Xin                               Sincerely,
Comapany NameQilian International Holding Group Ltd
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Corporation Finance
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